Exhibit 99.34

February 19, 2025	News Release
OceanaGold Reports Fourth Quarter and Full Year 2024 Operating and
Financial Results
(All financial figures in United States dollars unless otherwise stated)

•Met 2024 updated production guidance and achieved record annual production at Haile
•Record annual Net Profit of $192 million and Free Cash Flow of $245 million
•Doubling of annual dividend and intend to repurchase up to $100 million of shares in 2025

(VANCOUVER) OceanaGold Corporation (TSX: OGC; OTCQX: OCANF) ("OceanaGold" or the “Company”) reported its operational and financial results for the three months and year ended December 31, 2024. The condensed interim consolidated financial statements and Management's Discussion and Analysis (“MD&A”) are available at www.oceanagold.com.
Fourth Quarter and Full Year Highlights
•Fourth quarter production of 150,900 ounces of gold and 3,100 tonnes of copper, an increase in gold production of 12% from the prior quarter
•Record quarterly and annual production at Haile and best quarterly production at Waihi since production commenced at Martha Underground in 2021
•Full year 2024 production of 488,800 ounces of gold and 12,300 tonnes of copper, achieving updated production guidance
•Quarterly and full year All-In Sustaining Cost (AISC)† of $1,563 and $1,777 per ounce, respectively
•Record quarterly and annual revenue of $427 million and $1.29 billion, respectively
•Record quarterly and annual Net Profit† of $103 million and $192 million, respectively
•Adjusted EPS† of $0.15, an increase of 67% from the prior quarter
•Fourth quarter EBITDA Margin† of 58% and Operating Cash Flow Per Share† of $0.36
•Record quarterly and annual Free Cash Flow† of $147 million and $245 million, respectively
•Repaid the remaining $85.0 million of the revolving credit facility during the quarter, ending the year with Net Cash† of $192 million
•Repurchased 8.8 million common shares ($24.1 million) since July, 2024, at an average price of CAD$3.79 per share
•Doubled annual dividend to $0.01 per share quarterly
•Declared an initial Mineral Reserve at Wharekirauponga of 4.1 Mt at 9.2 g/t for 1.21 Moz Au
•Total Mineral Reserves increased by 27% to 6.2 Moz Au, net of mining depletion

†See “Non-IFRS Financial Information”
1

Gerard Bond, President and CEO of OceanaGold, said "The fourth quarter was tremendous, delivering numerous operational and Company records, highlighted by record quarterly Free Cash Flow of $147 million. These strong results were driven by record production at Haile and a strong performance by both Macraes and Waihi. We continued to invest at all four operations while increasing shareholders' ownership of the Company by fully repaying the credit facility and actively buying back shares, finishing the year with net cash of $192 million. In 2024 we also successfully completed a number of major milestones notably the OceanaGold Philippines IPO, the ramp-up of Haile's Horseshoe underground mine, and the release of exceptional results in the Waihi District pre-feasibility study.
Looking forward, we expect another year of strong Free Cash Flow in 2025, and a significant step-up in gold production and Free Cash Flow in 2026. We will continue to invest in our organic growth and exploration projects and increase capital returns to our shareholders via the dividend and share-buyback programs. I am also very excited by the value enhancing catalysts we have in 2025, such as obtaining the permits and commencing construction at the high-grade Wharekirauponga underground mine, and further exploration success at each of our sites."
Multi-Year Outlook
The Company maintains a strong multi-year outlook, with 20% growth in gold production from 2024 levels by 2026.

Production & Cost Outlook		2025	2026
Gold production	koz	450 - 520	550 - 620
Copper production	kt	13 -15	13 - 15
AISC†	$/oz	1,900 - 2,050	1,400 - 1,600
Growth & Exploration Capital[1]	$M	120 - 130	190 - 215
1Excludes sustaining exploration capital.

†See “Non-IFRS Financial Information”
2

		Q4 2024	Q3 2024	Q4 2023	2024	2023
Gold Produced[1]
Haile	koz	75.2	64.9	37.6	212.6	152.5
Didipio	koz	19.7	27.9	42.8	97.0	138.5
Macraes	koz	37.9	28.3	36.1	125.4	137.0
Waihi	koz	18.1	13.8	13.3	53.8	49.3
Total gold produced[1]	koz	150.9	134.9	129.8	488.8	477.3
Gold Sales
Haile	koz	73.9	53.6	29.6	208.5	146.2
Didipio	koz	20.8	28.9	39.7	100.4	135.7
Macraes	koz	36.6	29.5	36.3	124.8	137.1
Waihi	koz	19.0	12.8	13.2	54.0	48.9
Total gold sales	koz	150.3	124.8	118.8	487.7	467.9
Average Gold Price	$/oz	2,665	2,511	1,993	2,433	1,955
Copper Produced[1] - Didipio	koz	3.1	3.4	3.8	12.3	14.2
Copper Sales - Didipio	koz	2.8	3.5	3.9	11.7	13.8
Average Copper Price	$/lb	4.16	4.15	3.80	4.16	3.87
Cash Costs†
Haile	$/oz	598	683	1,521	955	884
Didipio	$/oz	1,033	824	549	851	614
Macraes	$/oz	1,214	1,458	901	1,192	996
Waihi	$/oz	1,130	1,538	1,345	1,427	1,300
Consolidated Cash Costs†	$/oz	875	987	987	1,047	883
AISC†
Haile	$/oz	1,287	1,537	2,570	1,628	1,921
Didipio	$/oz	1,389	1,103	737	1,140	730
Macraes	$/oz	1,535	2,099	1,468	1,906	1,570
Waihi	$/oz	1,557	2,252	1,829	2,087	1,914
Consolidated AISC†	$/oz	1,563	1,729	1,658	1,777	1,587
Free Cash Flow†2	$M	146.5	65.7	16.1	245.2	42.4
Net profit (loss)	$M	102.7	60.6	(18.9)	192.0	83.1
Adjusted net profit†	$M	107.6	66.4	6.6	208.3	120.1
Adjusted EBITDA†	$M	251.3	162.8	91.6	604.0	413.6
Earnings (loss) per share[3]	$/share	$0.14	$0.08	$(0.03)	$0.26	$0.12
Adjusted earnings per share†3	$/share	$0.15	$0.09	$0.01	$0.29	$0.16
Operating Cash Flow per share†	$/share	$0.36	$0.22	$0.12	$0.83	$0.56
Free Cash Flow per share†	$/share	$0.20	$0.09	$0.02	$0.34	$0.06
1Production is reported on a 100% basis as all operations are controlled by OceanaGold.
2Includes proceeds of $30.0 million from the sale of the Blackwater project in the second quarter of 2024.
3Attributable to the shareholders of the Company.

†See “Non-IFRS Financial Information”
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Management Update
The Company advises that David Londono, Chief Operating Officer Americas, is leaving OceanaGold to return to Colombia for family reasons. His last day with the Company will be April 4, 2025. David has been a valued member of OceanaGold since he joined Haile in July 2021 and has guided Haile through operational improvements, permitting of the Haile expansion and mostly recently delivery of the Horseshoe Underground mine into production.
Bhuvanesh Malhotra, Chief Technical and Projects Officer, will permanently assume David's executive accountabilities for the Haile Gold Mine upon David’s departure. Mr. Malhotra has been with the company since early 2024 and has over 25 years of experience in operational and technical roles across multiple commodities and mining methods, driving safety performance, operational excellence, and sustainable transformational change.
Dividend & Share Buyback
The Company is pleased to announce a doubling of the annual dividend payment, to $0.01 per common share payable quarterly.
The Board has also approved the repurchase of up to $100 million of common shares in 2025. Under the current NCIB ("Normal Course Issuer Bid") program announced in July 2024, the Company had repurchased 8.8 million common shares as of December 31, 2024.
OceanaGold declared a $0.01 per share dividend in February 2025, payable in April 2025. Shareholders of record at the close of business in each jurisdiction on March 5, 2025 (the "Record Date") will be entitled to receive payment of the dividend on April 25, 2025. The dividend payment applies to holders of record of the Company's common shares traded on the Toronto Stock Exchange.

Declaration of Dividend	Wednesday February 19, 2025
Record Date	Wednesday March 5, 2025
Dividend Payment Date	Friday April 25, 2025
Dividends are payable in United States dollars. Shareholders in other jurisdictions can elect to participate in Computershare’s international payments service if they want to receive dividends in an alternative currency.

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Conference Call and Webcast:
Senior management will host a conference call / webcast to discuss the quarterly results on Thursday February 20th at 10:00 am Eastern Time.
To register, please copy and paste the link into your browser: https://app.webinar.net/xO8eQlPQnKN
Toll-free North America: +1 888-510-2154
International: +1 437-900-0527
If you are unable to attend the call, a recording will be made available on the Company's website.
About OceanaGold
OceanaGold is a growing intermediate gold and copper producer committed to safely and responsibly maximizing the generation of Free Cash Flow from our operations and delivering strong returns for our shareholders. We have a portfolio of four operating mines: the Haile Gold Mine in the United States of America; Didipio Mine in the Philippines; and the Macraes and Waihi operations in New Zealand.
For further information please contact:
Investor Relations:
Rebecca Henare, Vice President, Investor Relations
Tel: +1 604-678-4095
ir@oceanagold.com
Media Relations:
Louise Burgess, Director, Communications
Tel: +1 604-403-2019
info@oceanagold.com

5

Cautionary Statement for Public Release
This public release contains certain “forward-looking statements” and “forward-looking information” (collectively, “forward-looking statements”) within the meaning of applicable Canadian securities laws which may include, but is not limited to, statements with respect to the future financial and operating performance of the Company, its mining projects, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and resource estimates, costs of production, estimates of initial capital, sustaining capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of the development of new mines, costs and timing of future exploration and drilling programs, timing of filing of updated technical information, anticipated production amounts, requirements for additional capital, governmental regulation of mining operations and exploration operations, timing and receipt of approvals, consents and permits under applicable legislation, environmental risks, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. All statements in this public release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “may”, “plans”, “expects”, “projects”, “is expected”, “scheduled”, “potential”, “estimates”, “forecasts”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases, or may be identified by statements to the effect that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved.
Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks include, among others: future prices of gold; general business; economic and market factors (including changes in global, national or regional financial, credit, currency or securities markets); changes or developments in global, national or regional political and social conditions; changes in laws (including tax laws) and changes in IFRS or regulatory accounting requirements; the actual results of current production, development and/or exploration activities; conclusions of economic evaluations and studies; fluctuations in the value of the United States dollar relative to the Canadian dollar, the Australian dollar, the Philippines Peso or the New Zealand dollar; changes in project parameters as plans continue to be refined; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability or insurrection or war; labour force availability and turnover; adverse judicial decisions, inability or delays in obtaining financing or governmental approvals; inability or delays in the completion of development or construction activities or in the re-commencement of operations; legal challenges to mining and operating permits including the FTAA as well as those factors identified and described in more detail in the section entitled “Risk Factors” contained in the Company’s most recent Annual Information Form and the Company’s other filings with Canadian securities regulators, which are available on SEDAR+ at sedarplus.com under the Company’s name. The list is not exhaustive of the factors that may affect the Company's forward-looking statements.

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The Company’s forward-looking statements are based on the applicable assumptions and factors Management considers reasonable as of the date hereof, based on the information available to Management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to: the Company’s ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.
The Company’s forward-looking statements are based on the opinions and estimates of Management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. The Company does not assume any obligation to update forward-looking statements if circumstances or Management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities the Company will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.
Non-IFRS Financial Information
Adjusted Net Profit/(Loss) and Adjusted Earnings/(Loss) per share
These are used by Management to measure the underlying operating performance of the Company. Management believes these measures provide information that is useful to investors because they are important indicators of the strength of the Company’s operations and the performance of its core business. Accordingly, such measures are intended to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. Adjusted Net Profit/(Loss) is calculated as Net Profit/(Loss) less the impact of impairment expenses, write-downs, foreign exchange (gains)/losses, gain on sale of assets, OGP listing costs and restructuring costs related to transitioning certain corporate activities from Australia to Canada.
Prior to the first quarter of 2024, Adjusted Net Profit/(Loss) was calculated using an adjustment for a specific portion of unrealized foreign exchange gains/losses rather than the total foreign exchange gain/loss. The comparative quarters have been recalculated adjusting for all foreign exchange gains/ losses.

7

The following table provides a reconciliation of Adjusted Net Profit/(Loss) and Adjusted Earnings/(Loss) per share:

$M, except per share amounts	Q4 2024	Q3 2024	Q4 2023	2024	2023
Net profit (loss)	102.7	60.6	(18.9)	192.0	83.1
Foreign exchange (gain) loss	3.0	(1.3)	(6.9)	7.9	1.8
Write-down of assets	1.9	1.7	38.3	8.3	41.1
Gain on sale of Blackwater project	—	—	—	(17.6)	—
Tax expense on sale of Blackwater project	—	—	—	4.9	—
OGP listing costs	—	5.4	—	10.9	—
Restructuring costs	—	—	3.7	1.9	3.7
Adjusted net profit	107.6	66.4	6.6	208.3	120.1
Adjusted weighted average number of common shares - fully diluted	724.6	726.5	722.6	724.8	722.6
Adjusted earnings per share	0.15	0.09	0.01	0.29	0.17
EBITDA and Adjusted EBITDA
The Company’s Management believes that Adjusted EBITDA is a valuable indicator of its ability to generate liquidity by producing operating cash flows to fund working capital needs, service debt obligations and fund capital expenditures. EBITDA is defined as earnings before interest, tax, depreciation and amortization. Adjusted EBITDA is calculated as EBITDA less the impact of impairment expenses, write-downs, gains/losses on disposal of assets, listing costs, foreign exchange gains/losses and other non-recurring costs. EBITDA Margin is calculated as EBITDA divided by revenue.
Prior to the first quarter of 2024, Adjusted EBITDA was calculated using an adjustment for a specific portion of unrealized foreign exchange gains/losses rather than the total foreign exchange gain/loss. The comparative quarters have been recalculated adjusting for all foreign exchange gains/losses.
The following table provides a reconciliation of EBITDA, Adjusted EBITDA and EBITDA Margin:

$M	Q4 2024	Q3 2024	Q4 2023	2024	2023
Net profit (loss)	102.7	60.6	(18.9)	192.0	83.1
Depreciation and amortization	100.5	86.0	71.8	321.2	228.8
Net interest expense and finance costs	2.9	4.3	6.3	19.1	21.0
Income tax expense(recovery) on earnings	40.3	6.1	(2.7)	55.4	35.3
EBITDA	246.4	157.0	56.5	587.7	368.2
Write-down of assets	1.9	1.7	38.3	8.3	39.9
Gain on sale of Blackwater project	—	—	—	(17.6)	—
Tax expense on sale of Blackwater project	—	—	—	4.9	—
OGP listing costs	—	5.4	—	10.9	—
Restructuring expense	—	—	3.7	1.9	3.7
Foreign exchange (gain) loss	3.0	(1.3)	(6.9)	7.9	1.8
Adjusted EBITDA	251.3	162.8	91.6	604.0	413.6

8

Revenue	427.3	345.2	267.3	1,294.0	1,026.3
EBITDA Margin	58%	45%	21%	45%	36%
Cash Costs and AISC
Cash Costs are a common financial performance measure in the gold mining industry; however, it has no standard meaning under IFRS. Management uses this measure to monitor the performance of its mining operations and its ability to generate positive cash flows, both on an individual site basis and an overall company basis. Cash Costs include mine site operating costs plus indirect taxes and selling cost net of by-product sales and are then divided by ounces sold. In calculating Cash Costs, the Company includes copper and silver by-product credits as it considers the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing Management and other stakeholders to assess the net costs of gold production. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
Management believes that the AISC measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows, both on an individual site basis and an overall company basis, while maintaining current production levels. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow per ounce sold. AISC is calculated as the sum of cash costs, capital expenditures and exploration costs that are sustaining in nature and corporate G&A costs. AISC is divided by ounces sold to arrive at AISC per ounce.
The following table provides a reconciliation of consolidated Cash Costs and AISC:

$M, except per oz amounts	Q4 2024	Q3 2024	Q4 2023	2024	2023
Cost of sales, excl. depreciation and amortization	155.1	149.7	145.9	600.5	498.8
Indirect taxes	7.6	5.5	8.2	25.6	26.3
Selling costs	3.2	3.9	5.1	13.4	18.3
Other cash adjustments	(4.7)	(0.3)	(6.4)	(8.5)	(0.5)
By-product credits	(29.7)	(35.6)	(35.4)	(120.5)	(129.8)
Total Cash Costs (net)	131.5	123.2	117.4	510.5	413.1
Sustaining capital and leases	77.8	80.7	63.9	288.8	269.2
Corporate general & administration	23.5	11.2	13.8	62.9	53.4
Onsite exploration and drilling	0.5	0.8	1.7	4.2	7.0
Total AISC	233.3	215.9	196.8	866.4	742.7
Gold sales (koz)	150.3	124.8	118.8	487.7	467.9
Cash Costs ($/oz)	875	987	987	1,047	883
AISC ($/oz)[1]	1,563	1,729	1,658	1,777	1,587
1Excludes the Additional Government Share related to the FTAA at Didipio of $(7.4) million, $15.5 million and $8.1 million for the fourth quarter, third quarter and full year 2024, respectively, as it is considered in nature of an income tax.

9

The following tables provides a reconciliation of Cash Costs and AISC for each operation:
Haile

$M, except per oz amounts	Q4 2024	Q3 2024	Q4 2023	2024	2023
Cash costs of sales	51.3	44.7	46.7	199.7	135.9
By-product credits	(0.8)	(0.7)	(0.4)	(3.0)	(4.2)
Inventory adjustments	(6.5)	(7.5)	(1.2)	2.0	(3.0)
Freight, treatment and refining charges	0.2	0.1	—	0.5	0.6
Total Cash Costs (net)	44.2	36.6	45.1	199.2	129.3
Sustaining and leases	20.5	15.7	10.2	53.1	52.5
Pre-strip and capitalized mining	30.5	29.9	20.9	87.0	99.2
Onsite exploration and drilling	—	—	—	—	—
Total AISC	95.2	82.2	76.2	339.3	281.0
Gold sales (koz)	73.9	53.6	29.6	208.5	146.2
Cash Costs ($/oz)	598	683	1,521	955	884
AISC ($/oz)	1,287	1,537	2,570	1,628	1,921
Didipio

$M, except per oz amounts	Q4 2024	Q3 2024	Q4 2023	2024	2023
Cash costs of sales	40.0	36.0	34.0	147.6	129.0
By-product credits	(27.0)	(33.5)	(33.9)	(112.0)	(121.6)
Royalties	0.8	2.1	2.7	5.9	7.3
Indirect taxes	5.2	5.7	8.2	21.3	26.3
Inventory adjustments	(1.7)	7.3	4.3	5.0	18.8
Freight, treatment and refining charges	4.2	6.2	6.5	17.6	23.5
Total Cash Costs (net)	21.5	23.8	21.8	85.4	83.3
Sustaining and leases	4.8	5.7	5.9	20.4	11.1
Pre-strip and capitalized mining	2.5	2.4	1.6	8.6	4.3
Onsite exploration and drilling	—	—	—	—	0.3
Total AISC	28.8	31.9	29.3	114.4	99.0
Gold sales (koz)	20.8	28.9	39.7	100.4	135.7
Cash Costs ($/oz)	1,033	824	549	851	614
AISC[1] ($/oz)	1,389	1,103	737	1,140	730
1Excludes the Additional Government Share of FTAA at Didipio of $(7.4) million, $15.5 million and $8.1 million for the fourth quarter, third quarter, and full year 2024, respectively, as it is considered in nature of an income tax.

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Macraes

$M, except per oz amounts	Q4 2024	Q3 2024	Q4 2023	2024	2023
Cash costs of sales	44.5	38.9	31.6	137.1	145.7
Less: by-product credits	0.2	—	—	0.1	(0.1)
Royalties	1.0	0.2	1.4	3.4	3.8
Inventory adjustments	(1.7)	3.9	(0.4)	7.4	(13.5)
Freight, treatment and refining charges	0.3	0.1	0.2	0.8	0.7
Total Cash Costs (net)	44.3	43.1	32.8	148.8	136.6
Sustaining and leases	5.9	5.0	4.9	24.1	30.2
Pre-strip and capitalized mining	5.1	13.7	15.1	62.9	45.5
Onsite exploration and drilling	0.2	0.1	0.6	1.3	2.9
Total AISC	55.5	61.9	53.4	237.1	215.2
Gold sales (koz)	36.6	29.5	36.3	124.8	137.1
Cash Costs ($/oz)	1,214	1,458	901	1,192	996
AISC ($/oz)	1,535	2,099	1,468	1,906	1,570
Waihi

$M, except per oz amounts	Q4 2024	Q3 2024	Q4 2023	2024	2023
Cash costs of sales	22.1	21.3	18.8	80.9	66.8
By-product credits	(2.1)	(1.4)	(1.1)	(5.6)	(4.0)
Royalties	0.5	0.4	0.3	1.5	1.1
Inventory adjustments	0.9	(0.6)	(0.3)	0.1	(0.4)
Add: Freight, treatment and refining charges	0.1	—	—	0.2	0.2
Total Cash Costs (net)	21.5	19.7	17.7	77.1	63.7
Sustaining and leases	2.9	2.7	1.3	9.9	3.6
Pre-strip and capitalized mining	5.6	5.6	4.0	22.8	22.7
Onsite exploration and drilling	0.3	0.7	1.1	2.9	3.8
Total AISC	30.3	28.7	24.1	112.7	93.8
Gold sales (koz)	19.0	12.8	13.1	54.0	48.9
Cash Costs ($/oz)	1,130	1,538	1,345	1,427	1,300
AISC ($/oz)	1,557	2,252	1,829	2,087	1,914
Net Cash/(Debt)
Net Cash/(Debt) has been calculated as total debt less cash and cash equivalents. Management believes this is a useful indicator to be used in conjunction with other liquidity and leverage ratios to assess the Company’s financial health. Prior to 2024, lease liabilities were included in the calculation of Net Cash/(Debt). The change in respect of 2024 is consistent with the generally adopted approach to the calculation of Net Cash/(Debt). The comparative quarters have been recalculated excluding lease liabilities.

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The following table provides a reconciliation of Net Cash/(Debt):

$M	December 31, 2024	December 31, 2023
Revolving credit facility	—	(135.0)
Fleet facility[1]	(2.8)	(4.4)
Unamortized transaction costs	1.2	1.2
Total debt	(1.6)	(138.2)
Cash and cash equivalents	193.5	61.7
Net Cash (Debt)†	191.9	(76.5)
1Fleet facility arrangement for mining equipment financing which will be fully repaid in 2025. There are no additional amounts available under the fleet facility.
Operating Cash Flow per share
Operating Cash Flow per share before working capital movements is calculated as the cash flows provided by operating activities adjusted for changes in working capital then divided by the fully diluted adjusted weighted average number of common shares issued and outstanding.
The following table provides a reconciliation of total fully diluted cash Operating Cash Flow per share:

$M, except per share amounts	Q4 2024	Q3 2024	Q4 2023	2024	2023
Cash provided by operating activities	246.1	164.7	94.8	593.9	384.2
Changes in working capital	14.1	(3.7)	(5.3)	4.4	22.7
Cash flows provided by operating activities before changes in working capital	260.2	161.0	89.5	598.3	406.9
Adjusted weighted average number of common shares - fully diluted	724.6	726.5	722.6	724.8	722.6
Operating Cash Flow per share	$0.36	$0.22	$0.12	$0.83	$0.56
Free Cash Flow
Free Cash Flow has been calculated as cash flows from operating activities, less cash flow used in investing activities. Management believes Free Cash Flow is a useful indicator of the Company’s ability to generate cash flow and operate net of all expenditures, prior to any financing cash flows. Free Cash Flow per share is calculated as the Free Cash Flow divided by the fully diluted adjusted weighted average number of common shares issued and outstanding.

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The following table provides a reconciliation of Free Cash Flow:

$M, except per share amounts	Q4 2024	Q3 2024	Q4 2023	2024	2023
Cash flows provided by Operating Activities	246.1	164.7	94.8	593.9	384.2
Cash flows used in Investing Activities	(99.6)	(99.0)	(78.7)	(348.7)	(341.8)
Free Cash Flow	146.5	65.7	16.1	245.2	42.4
Adjusted weighted average number of common shares - fully diluted	724.6	726.5	722.6	724.8	722.6
Free Cash Flow per share	$0.20	$0.09	$0.02	$0.34	$0.06

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